BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

March 4, 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Cora Resources Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4571

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since December 12, 2001:

A. Annual General Meeting;

- copy of Advance Notice of Annual General Meeting

B. Extraordinary General Meeting;

- copy of Notice of Meeting and Record Date
- copy of Notice of Extraordinary General Meeting and Information Circular
- copy of Form of Proxy

C. Copies of news releases issued during the relevant period.

D. Copies of BC Forms 53-901F (formerly Forms 27) filed with the British Columbia and Alberta Securities Commissions.

dlw 3/19

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-4531

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the following Companies will be held on the dates set opposite their respective names:

Auterra Ventures Inc.	-	August 30, 2002
Ballad Ventures Ltd.	-	June 28, 2002
Buck Lake Ventures Ltd.	-	June 28, 2002
Cora Resources Ltd.	-	June 27, 2002
Maximum Ventures Inc.	-	March 28, 2002
Montoro Resources Inc.	-	February 21, 2002
Pacific Topaz Resources Ltd.	-	May 31, 2002
Pierre EnTerprises Ltd.	-	September 30, 2002
Primo Resources International Inc.	-	February 28, 2002
Totally Hip Software Inc.	-	February 26, 2002
Ventir Challenge Enterprises Ltd.	-	November 29, 2002

An item of business at each of the foregoing Annual General Meetings will be the election of Directors for the ensuing year.

The word "Company" or "Companies" in this Notice should be read as referring to each Company individually.

Members holding in the aggregate not less than 10% of the outstanding shares of the Company having the right to vote at the Meeting are invited to make written nominations for Directors of the Company. If any nomination so made is delivered to the registered office of the Company at #501 - 905 West Pender Street, Vancouver, British Columbia, not less than 35 days before the date of the Meeting, accompanied by the information as to the nominee required by law to be furnished in the Information Circular, the Company will include the name of the nominee in the Form of Proxy and the information as to the nominee in the Information Circular to be sent by management of the Company for the purposes of the Meeting.

A person may be disqualified from becoming or acting as a director by Section 114 of the Company Act.

The Company Act also provides that no election of a person as a director is valid unless he consented to act as a director in writing before his election, or if elected at a meeting, he was presented and did not refuse at the meeting to act as a director.

This Advance Notice of Annual General Meetings is jointly published by the foregoing Companies solely for the purpose of reducing the cost of publication. Accordingly, it should not be read as indicating that the Companies are related or associated in any manner whatsoever.

DATED at Vancouver, British Columbia, this 18th day of December, 2001.

BY THE ORDER OF THE BOARD OF DIRECTORS
OF EACH RESPECTIVE COMPANY

82-4571

CORA RESOURCES LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO:

Provincial Securities Commissions
Canadian Venture Exchange Records Department

Dear Sirs:

Pursuant to the requirements of National Policy No. 41, Cora Resources Ltd. hereby gives notice that an Extraordinary General Meeting of its Shareholders shall be held on February 25, 2002 in Vancouver, British Columbia and the Record Date for such Meeting shall be January 17, 2002.

DATED AT VANCOUVER, BRITISH COLUMBIA, this 21st day of January, 2002.

CORA RESOURCES LTD.

PER: ***"Douglas B. Brooks"***

DOUGLAS B. BROOKS
President

02-4507

CORA RESOURCES LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of the Members of Cora Resources Ltd. (hereinafter called the "Company") will be held at the offices of Beruschi & Company, #501 - 905 West Pender Street, Vancouver, British Columbia on February 25, 2002 at the hour of 10:00 o'clock in the forenoon for the following purposes:

(a) To consider and, if thought fit, to pass Special Resolutions that:

(i) the Company consolidate all of its common shares without par value from 100,000,000 shares without par value, of which 10,075,864 shares are issued and outstanding, into 33,333,333.33 shares without par value, of which 3,358,621.33 shares will be issued and outstanding, every three (3) of such shares before consolidation being consolidated into one (1) share without par value; and

(ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 shares without par value; and

(iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

(b) To consider and, if thought fit, to pass a Special Resolution that:

(i) the name of the Company be changed from Cora Resources Ltd. to Cora Ventures Inc. or such other name as the Board of Directors may approve; and

(ii) the Memorandum and Articles of the Company be altered accordingly wherever the name of the Company appears therein;

(c) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Extraordinary General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the Company's registered office at #501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of January, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Douglas B. Brooks"
Douglas B. Brooks
President and Director

82-4571

CORA RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Telephone: (604) 682-7159

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT JANUARY 17, 2002 FOR THE EXTRAORDINARY GENERAL MEETING OF MEMBERS TO BE HELD ON FEBRUARY 25, 2002.

This Information Circular is furnished in connection with the solicitation of proxies by management of Cora Resources Ltd. (the "Company") for use at the Extraordinary General Meeting of Members to be held on February 25, 2002 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE COMPANY'S REGISTERED OFFICE AT #501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. January 17, 2002 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 10,075,864 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
Douglas B. Brooks	1,119,352	11.1%

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

This Extraordinary General Meeting is called to obtain ratification for certain transactions, particulars of which are set out below. Except as otherwise stated in this Information Circular, no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Share Consolidation and Increase in Authorized Capital

Member approval is being requested to Special Resolutions which would approve a consolidation and re-organization of the Company's shares to give the Company greater flexibility in future financings. Management is requesting approval to the consolidation all of the Company's common shares without par value from 100,000,000 shares without par value, of which 10,075,864 shares are issued and outstanding, into 33,333,333.33 shares without par value, of which 3,358,621.33 shares will be issued and outstanding, every three (3) of such shares before consolidation being consolidated into one (1) share without par value.

Further, the members are also being asked to approve the increase of the number of shares which the Company is authorized to issue after the consolidation to 100,000,000 shares without par value.

Change in Corporate Name

Member approval is requested to a Special Resolution which would approve a change in the name of the Company from Cora Resources Ltd. to Cora Ventures Inc. or such other name as the Board of Directors may approve in order to avoid investor confusion resulting from the capital re-organization.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, this 25th day of January, 2002.

CORA RESOURCES LTD.

"Douglas B. Brooks"
DOUGLAS B. BROOKS
Chief Executive Officer and Chief Financial Officer

82-4571

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF CORA RESOURCES LTD. (THE "COMPANY") FOR THE EXTRAORDINARY GENERAL MEETING OF THE MEMBERS TO BE HELD ON FEBRUARY 25, 2002.

The undersigned, a registered Member of the Company, hereby appoints Douglas B. Brooks, or failing him, Irvin B. Ridd, both Directors of the Company, or instead of either of them ______________________, as Proxyholder, with power of substitution to attend and vote for the undersigned at the Extraordinary General Meeting of the Members of the Company to be held on February 25, 2002 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR AGAINST ( ) passing Special Resolutions that:

   (i) the Company consolidate all of its common shares without par value from 100,000,000 shares without par value, of which 10,075,864 shares are issued and outstanding, into 33,333,333.33 shares without par value, of which 3,358,621.33 shares will be issued and outstanding, every three (3) of such shares before consolidation being consolidated into one (1) share without par value; and

   (ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 shares without par value; and

   (iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

2. FOR ( ) OR AGAINST ( ) passing Special Resolutions that:

   (i) the name of the Company be changed from Cora Resources Ltd. to Cora Ventures Inc. or such other name as the Board of Directors may approve; and

   (ii) the Memorandum and Articles of the Company be altered accordingly wherever the name of the Company appears therein;

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters

identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2. EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE EXTRAORDINARY GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.

If you desire to designate as Proxy a person other than Douglas B. Brooks or Irvin B. Ridd, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Member or his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the Company's registered office at #501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

____
Signature

____
Name (Please Print)

____
Address

NUMBER OF SHARES: ______________

DATED this _____ day of __________________, 2002.

82-4571

CORA RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

January 28, 2002

Trading Symbol: KRA
12g3-2(b): 82-4571
Standard & Poor's Listed

NEWS RELEASE

Cora Resources Ltd. (the "Company") wishes to announce that at an Extraordinary General Meeting scheduled for February 25, 2002, it will be seeking the consent of members to a proposed 1 for 3 consolidation of its share capital and a change of its name to Cora Ventures Inc. or such other name as the directors of the Company may approve.

The share consolidation is being proposed in order to allow the Company greater flexibility in future financings.

One new share in the share capital of the Company will be issued for every three (3) common shares of the Company outstanding prior to the effective date of the consolidation. The Company currently has 10,075,864 common shares outstanding and 3,358,621.33 shares will be outstanding after the consolidation. Incidental to the consolidation, the Company will be increasing its post-consolidation authorized capital to 100,000,000.

The share consolidation and change of name are subject to members' approval and acceptance for filing by the Canadian Venture Exchange.

CORA RESOURCES LTD.

per: *"Douglas B. Brooks"*
Douglas B. Brooks, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4571

CORA RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

February 25, 2002

Trading Symbol: KRA
12g3-2(b): 82-4571
Standard & Poor's Listed

NEWS RELEASE

Cora Resources Ltd. (the "Company") wishes to announce that at an Extraordinary General Meeting held earlier today, members approved a 1 for 3 consolidation of its share capital and a change of its name to Cora Ventures Inc. or such other name as the directors of the Company may approve.

The share consolidation and change of name are subject to acceptance for filing by the Canadian Venture Exchange.

CORA RESOURCES LTD.

per: *Douglas B. Brooks*
Douglas B. Brooks, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4571

CORA RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

February 27, 2002

Trading Symbol: KRA
12g3-2(b): 82-4571
Standard & Poor's Listed

PROPOSED CHANGE OF BUSINESS AND PRIVATE PLACEMENT FINANCING

Letter of Intent

Cora Resources Ltd. (the "Company") announces that it is proposing to enter the home entertainment business by acquiring, developing and marketing interactive full motion video ("FMV") games and, depending on the availability of funds, producing a movie based on one of the action games. If funds permit, additional opportunities will be pursued as available.

The Company has entered into a letter of intent with CyberCinema Interactive Inc. ("Cyber"), a British Columbia company based in Vancouver, with respect to the acquisition by the Company from Cyber of nine FMV interactive games (the "Games") in consideration of 1,000,000 shares in the capital of the Company as constituted on completion of the Issuer's consolidation (the "Shares") announced on January 28, 2002 and approved by its members on February 25, 2002. The Shares will be issued at a deemed price of $1.00 per Share.

The Company intends to refurbish the Games, currently in video format, by providing enhancements and converting the Games to Digital Versatile Disc ("DVD") format. The Company will then develop packaging, marketing and distribution strategies for the Games in this DVD format.

To bring expertise in this new business to the Company, the following individuals have consented to act as directors and/or officers of the Company as part of the change of business.

Kirk Shaw of Vancouver, British Columbia. Mr. Shaw founded and has been President and C.E.O. since 1990 of In Sight Film & Video Productions Ltd. ("In Sight"), one of the larger television production companies in Western Canada specializing in documentary and lifestyle programming. One of the founders of Cyber, Mr. Shaw, through In Sight, has already successfully conducted a conversion to DVD and refurbishing of one of the Games for Cyber.

William Mesa of Los Angeles, California. Mr. Mesa is the principal of Flash Film Works, Inc. ("Flash Film"), which he founded in 1993, and has long been considered one of the most innovative visual effects directors in the movie industry. His credits include directing visual effects for "Batman and Robin", "The Fugitive", "Stand by Me", "Rambo III", "Darkman",

"Driving Miss Daisy", and many others. The FOX television movie "Quicksilver Highway" provided Mr. Mesa the opportunity to achieve a first in the realm of 3D animation. Mr. Mesa created over 450 visual effects for one of the Games, "Maximum Surge".

Blaine Cisna of Edmonton, Alberta. Mr. Cisna is a public accountant with 31 years experience in accounting and business consulting with recent exposure to the movie industry, consulting and advising executive producer clients.

Robert Burgener of Edmonton, Alberta. Mr. Burgener is a lawyer in general, commercial and corporate practice in Edmonton, Alberta. He has extensive experience working with public companies and currently works with a public company that instructs students in internet development, e-commerce and animation. Mr. Burgener is President of Movie Manor Inc., a company that is developing a movie animation studio near Edmonton, Alberta.

Private Placement

In connection with the above proposed acquisition, the Company has agreed to a private placement of its securities to raise up to $10,000,000 which will consist of the sale of up to 10,000,000 special warrants at a price of $1.00 per special warrant. Each special warrant entitles the holder thereof to acquire, at no additional cost, one post-consolidation common share in the capital of the Company. The private placement is subject to the Company receiving the necessary regulatory approvals for its proposed three old for one new share consolidation and for the intended change of business described above.

The proceeds of the private placement are to be applied by the Issuer to convert to DVD format and refurbish and market the interactive video games the Issuer is acquiring from CyberCinema Interactive Inc., to develop a film of the Supreme Warrior game and, if sufficient, to examine and possibly acquire additional home entertainment business opportunities subject to appropriate regulatory approval for any such acquisitions.

The private placement is subject to acceptance for filing by the Canadian Venture Exchange.

CORA RESOURCES LTD.

per: Douglas B. Brooks
Douglas B. Brooks, President

Completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular and/or Filing Statement to be prepared in connection with the transaction, any information released or received with respect to the change of business may not be accurate or complete and should not be relied upon. Trading in the securities of Cora Resources Ltd. should be considered highly speculative.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Cora Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 7, 2001

Item 3. **Press Release**

Press Release dated December 7, 2001 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer and Auterra Ventures Inc. give an update on the Cairn Property and their joint venture with respect thereto.

Item 5. **Full Description of Material Change**

Auterra owns the Cairn gold, silver and copper Property located near Northgate Exploration's Kemess gold-copper Mine in the Toodoggone mining area of north central British Columbia. Royal Oak Mines was the Kemess Mine's former operator. Northgate Exploration has been conducting a major exploration program in the vicinity of the mine at the Kemess North Project.

Royal Oak Mines wanted to acquire an interest in the Cairn Property from Autera but were unable to meet Auterra's terms.

The Cairn Property is considered to be highly prospective for gold-silver-copper-zinc. The Kemess North Project is approximately 7 km north of the Kemess Mine.

Northgate Exploration recently announced results from their drill program at the Kemess North Project where significant copper and gold values were intersected over considerable intervals. One drill intercept encountered 248 metres of 0.40%

copper and 0.91 grams per ton gold including an interval of 100 metres of 0.60% copper and 1.54 grams per ton gold.

These very encouraging exploration results emphasize the area's potential.

Exploration work on the Cairn Property shows the property's potential to host polymetallic skarn deposits of copper, gold, silver and zinc. Copper values from chip samples collected from the property assayed up to 6.9% copper whereas copper values from grab samples assayed as high as 5.6% copper. Zinc values from chip samples collected assayed up to 1.36% zinc whereas zinc values from grab samples assayed as high as 5.6% zinc.

Northgate Exploration has contacted Auterra, expressing interest in the Cairn Property. The companies have signed a confidentiality agreement.

The Issuer holds an option to acquire a 50% interest in the Cairn Property. To earn its interest, the Issuer must expend $300,000 in exploration expenditures by August 5, 2002. The Issuer and Auterrra are currently finalizing a revised option agreement respecting the Cairn Property.

The Cairn Property is located approximately 8 km northwest of the Kemess South Mine and 4 km west of the Kemess North Project and consists of 4 crown granted mineral claims containing a total of 83.2 hectares.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 17th day of December, 2001.

Leeta Drinovz, Secretary

82-4081

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Cora Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 28, 2002

Item 3. **Press Release**

Press Release dated January 28, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that at an Extraordinary General Meeting scheduled for February 25, 2002, it will be seeking the consent of members to a proposed share consolidation and name change.

Item 5. **Full Description of Material Change**

The Issuer wishes to announce that at an Extraordinary General Meeting scheduled for February 25, 2002, it will be seeking the consent of members to a proposed 1 for 3 consolidation of its share capital and a change of its name to Cora Ventures Inc. or such other name as the directors of the Issuer may approve.

The share consolidation is being proposed in order to allow the Company greater flexibility in future financings.

One new share in the share capital of the Issuer will be issued for every three (3) common shares of the Issuer outstanding prior to the effective date of the consolidation. The Issuer currently has 10,075,864 common shares outstanding and 3,358,621.33 shares will be outstanding after the consolidation. Incidental to the consolidation, the Issuer will be increasing its post-consolidation authorized capital to 100,000,000.

The share consolidation and change of name are subject to members' approval and acceptance for filing by the Canadian Venture Exchange.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 31st day of January, 2002.

Douglas B. Brooks, President

82-4571

CORA RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

February 6, 2002

Trading Symbol: KRA
12g3-2(b): 82-4571
Standard & Poor's Listed

PRIVATE PLACEMENT

Cora Resources Ltd. (the "Company") announces that it has agreed to a private placement of its securities to raise $400,000 which will consist of the sale of 4,000,000 post-consolidation units at $0.10 per unit, each unit consisting of one post-consolidation common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional post-consolidation common share of the Company at a price of $0.10 per share. The private placement is subject to the Company receiving the necessary approvals for its proposed three old for one new share consolidation.

The proceeds of the private placement will be used for payment of debt and general corporate purposes.

The private placement is subject to acceptance for filing by the Canadian Venture Exchange.

CORA RESOURCES LTD.

per: Douglas B. Brooks

Douglas B. Brooks, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Cora Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 6, 2002

Item 3. **Press Release**

Press Release dated February 6, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces a private placement of its securities.

Item 5. **Full Description of Material Change**

The Issuer announces that it has agreed to a private placement of its securities to raise \$400,000 which will consist of the sale of 4,000,000 post-consolidation units at \$0.10 per unit, each unit consisting of one post-consolidation common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional post-consolidation common share of the Issuer at a price of \$0.10 per share. The private placement is subject to the Issuer receiving the necessary approvals for its proposed three old for one new share consolidation.

The proceeds of the private placement will be used for payment of debt and general corporate purposes.

The private placement is subject to acceptance for filing by the Canadian Venture Exchange.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 8th day of February, 2002.

Douglas B. Brooks, President

82-4571

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Cora Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

February 25, 2002

Item 3. Press Release

Press Release dated February 25, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces that at an Extraordinary General Meeting, members approved a 1 for 3 consolidation of its share capital and a name change.

Item 5. Full Description of Material Change

The Issuer wishes to announce that at an Extraordinary General Meeting held earlier today, members approved a 1 for 3 consolidation of its share capital and a change of its name to Cora Ventures Inc. or such other name as the directors of the Issuer may approve.

The share consolidation and change of name are subject to acceptance for filing by the Canadian Venture Exchange.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 1st day of March, 2002.

Douglas B. Brooks, President

82-4571

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Cora Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

February 27, 2002

Item 3. Press Release

Press Release dated February 27, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces that it is proposing to enter the home entertainment business by entering acquiring, developing and marketing interactive full motion video games and, depending on the availability of funds, producing a movie based on one of the action games. To bring expertise in this new business to the Issuer, four individuals have consented to act as directors and/or officers of the Issuer as part of the change of business. The Issuer also announces a private placement of its securities in connection with the proposed acquisition.

Item 5. Full Description of Material Change

Letter of Intent

The Issuer announces that it is proposing to enter the home entertainment business by acquiring, developing and marketing interactive full motion video ("FMV") games and, depending on the availability of funds, producing a movie based on one of the action games. If funds permit, additional opportunities will be pursued as available.

The Issuer has entered into a letter of intent with CyberCinema Interactive Inc. ("Cyber"), a British Columbia company based in Vancouver, with respect to the acquisition by the Issuer from Cyber of nine FMV interactive games (the

"Games") in consideration of 1,000,000 shares in the capital of the Issuer as constituted on completion of the Issuer's consolidation (the "Shares") announced on January 28, 2002 and approved by its members on February 25, 2002. The Shares will be issued at a deemed price of $1.00 per Share.

The Issuer intends to refurbish the Games, currently in video format, by providing enhancements and converting the Games to Digital Versatile Disc ("DVD") format. The Issuer will then develop packaging, marketing and distribution strategies for the Games in this DVD format.

To bring expertise in this new business to the Issuer, the following individuals have consented to act as directors and/or officers of the Issuer as part of the change of business.

Kirk Shaw of Vancouver, British Columbia. Mr. Shaw founded and has been President and C.E.O. since 1990 of In Sight Film & Video Productions Ltd. ("In Sight"), one of the larger television production companies in Western Canada specializing in documentary and lifestyle programming. One of the founders of Cyber, Mr. Shaw, through In Sight, has already successfully conducted a conversion to DVD and refurbishing of one of the Games for Cyber.

William Mesa of Los Angeles, California. Mr. Mesa is the principal of Flash Film Works, Inc. ("Flash Film"), which he founded in 1993, and has long been considered one of the most innovative visual effects directors in the movie industry. His credits include directing visual effects for "Batman and Robin", "The Fugitive", "Stand by Me", "Rambo III", "Darkman", "Driving Miss Daisy", and many others. The FOX television movie "Quicksilver Highway" provided Mr. Mesa the opportunity to achieve a first in the realm of 3D animation. Mr. Mesa created over 450 visual effects for one of the Games, "Maximum Surge".

Blaine Cisna of Edmonton, Alberta. Mr. Cisna is a public accountant with 31 years experience in accounting and business consulting with recent exposure to the movie industry, consulting and advising executive producer clients.

Robert Burgener of Edmonton, Alberta. Mr. Burgener is a lawyer in general, commercial and corporate practice in Edmonton, Alberta. He has extensive experience working with public companies and currently works with a public company that instructs students in internet development, e-commerce and animation. Mr. Burgener is President of Movie Manor Inc., a company that is developing a movie animation studio near Edmonton, Alberta.

Private Placement

In connection with the above proposed acquisition, the Issuer has agreed to a private placement of its securities to raise up to $10,000,000 which will consist of

the sale of up to 10,000,000 special warrants at a price of $1.00 per special warrant. Each special warrant entitles the holder thereof to acquire, at no additional cost, one post-consolidation common share in the capital of the Issuer. The private placement is subject to the Issuer receiving the necessary regulatory approvals for its proposed three old for one new share consolidation and for the intended change of business described above.

The proceeds of the private placement are to be applied by the Issuer to convert to DVD format and refurbish and market the interactive video games the Issuer is acquiring from CyberCinema Interactive Inc., to develop a film of the Supreme Warrior game and, if sufficient, to examine and possibly acquire additional home entertainment business opportunities subject to appropriate regulatory approval for any such acquisitions.

The private placement is subject to acceptance for filing by the Canadian Venture Exchange.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Douglas B. Brooks, President - (604) 669-5819.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 1st day of March, 2002.

Douglas B. Brooks, President